Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

Letter from Ken Dahlberg, dated September 1, 2005

Dear Fellow Employees and Stockholders,

As I reported to you in June, your senior management team and Board of Directors have been thoroughly reviewing various capital structure alternatives to determine the best business model to enable the company to execute our vision and long-term strategy. Over the past five years, we have used more than $2.5 billion of cash to balance our stock system. We have maintained excess cash to address the ongoing imbalance and projected that this imbalance would have continued for the foreseeable future. We should be using our cash on hand and cash flows from operations to fund our organic growth as well as strategic acquisitions. We deliberated and weighed the risks and potential rewards of each option - paying particular attention to the potential impact of each alternative on our culture, cash needs for our stock system, ability to implement our strategy, our desire to remain independent and our continued focus on maintaining an environment where entrepreneurism flourishes.

One option, an initial public offering (IPO), stood out as best satisfying all of our needs. As part of our review, we visited or studied a number of companies that have transformed from private, employee-owned companies into public ones with significant employee ownership to determine the impact the transition had on their culture. Those findings - as well as the results of the task team I chartered to affirm the true values of our company - led me, our senior leadership team and the Board to conclude that an IPO can allow us to sustain our culture - but only if all of us preserve, honor and respect our heritage and hold constant the truly intrinsic values of our culture. These are core, fundamental and everlasting, no matter what capital structure we adopt; if we integrate our values of ethics and integrity, significant employee ownership, technical excellence, customer satisfaction, entrepreneurial spirit, empowerment, pride and long-term perspective into our approach to our markets, customers, employees, strategy and reward system, then they will continue to be real, vibrant and everlasting.

We believe the IPO option provides several key attributes:

•	An IPO will preserve future operating cash flows to be used to implement our vision and strategy of organic and acquisitive growth rather than balance our stock system.

•	An IPO will provide us with a public currency to pursue acquisitions that otherwise might not be available to us. Of course, we will continue our disciplined approach to internal investments and acquisitions that support our strategic growth plans.

•	An IPO will offer SAIC stockholders greater liquidity for their shares should they desire to diversify their holdings.

Following the IPO, SAIC will remain predominately owned by existing stockholders. Further, we intend to continue programs for sharing ownership among those employees who contribute to our success, and we will continue to attract, motivate and retain our employees through equity incentives and cash-based rewards.

Next Steps in the IPO Process

As a first step in the process of becoming a publicly traded company, we filed legal documents today with the Securities and Exchange Commission (SEC). These documents consist of a Form S-1 registration statement, which includes a prospectus, and a Form S-4 registration statement, which includes a proxy statement/prospectus. These documents are in preliminary form and are subject to future amendment. I encourage you to review the final versions of these documents carefully. The preliminary versions of these documents are and the final versions will be available on the SEC’s website at www.sec.gov. We will post a link on our website to the filings on the SEC’s website. Once the relevant documents have been declared effective by the SEC, we will distribute information to stockholders of record and hold a special stockholders meeting to vote on the transaction. While it is difficult to predict when the entire process will be completed, if approved by our stockholders, we expect that the IPO will occur early next year.

Please bear in mind that since we decided to pursue an IPO, our company is in a so-called “quiet period” that places legal limits on what it can say. This quiet period lasts until about a month after the IPO. This means that any comment about the IPO and related matters by any SAIC employee outside of the contents of legal filings - even internally - generally is prohibited by the SEC. In addition, I would remind you that our media policy allows only specifically authorized SAIC employees to speak to the media. I can’t overemphasize the importance of these quiet period limitations for the protection of the company and its stockholders, and this policy must be strictly observed throughout this process.

Limited Market Trade / Lockup Periods

The next limited market trade will be the last one prior to the IPO, so you must keep this in mind in assessing your financial needs during this period. In addition, immediately following the IPO, your shares will be subject to temporary trading restrictions that will be released incrementally over the course of one year. These lockup periods, which for some companies have lasted as long as two years, are typical in these situations. Over the long-term, however, we believe our stockholders will enjoy greater liquidity in the public markets, where shares trade every day rather than four times per year. To provide our stockholders with additional time to assess their financial needs before the limited market trade, our Board of Directors decided to postpone the September trade by three weeks until October 14th. To help address any hardships this trade delay may cause, we will purchase stock from stockholders with qualifying hardships pursuant to our existing Financial Hardships Policy.

Special Dividend

Again, we are pursuing an IPO to achieve greater financial flexibility and stability for our stock system, so raising capital is not the primary goal of our IPO. The offering size is primarily driven by the need to issue enough shares to create an effective market in our stock. Therefore, we plan to use a substantial portion of the IPO proceeds to pay a special dividend to our stockholders of record prior to the IPO. Given our already comfortable cash position, we believe that paying a special dividend is the most efficient and fairest way to use the IPO proceeds.

Questions and Answers

I know you will have questions about this process. As a first step, I recommend that you carefully review our filings posted on the SEC’s website. The Form S-4 registration statement contains an extensive Q&A, which will provide answers to some of your questions. If the documents we filed do not answer your specific questions, I encourage you to visit the SAIC Capital Restructuring and Initial Public Offering webpage (on our employee intranet at https://issaic.saic.com/saic-ipo or on our public website at http://www.saic.com/saic-ipo) or call the SAIC Capital Restructuring and Initial Public Offering Call Center at (866) 676-4357 or, for National Capital Region or international callers, (703) 676-6200 between 8:00am and 8:00pm, eastern time, Monday through Friday. Because we are in the quiet period, we won’t be responding to emails individually. However, we will continue to distribute information to address questions.

As we move forward it is critically important that we continue to execute on our business plan successfully and build on our position as an industry leader and a mission-critical partner to our customers. This is an exciting time in SAIC’s history, and I’m looking forward to working with all of you to build a great future.

Sincerely,

/s/ Ken Dahlberg

Kenneth C. Dahlberg

Chairman of the Board and Chief Executive Officer

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.